

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 28, 2008

Mr. Tamer Muftizade
Chief Financial Officer
Eastern Goldfields, Inc.
1660 Hotel Circle North, Suite 207
San Diego, CA 92108

Re: **Eastern Goldfields, Inc.**
Form 10-KSB for the Fiscal Year Ended December 31, 2007
File No. 0-52151

Dear Mr. Muftizade:

We have reviewed your supplemental response letter dated August 22, 2008 (filed August 25, 2008) and have the following comment. As noted in our comment letter dated July 17, 2008, we have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting.

<u>Item 8A. Controls and Procedures</u>
<u>Evaluation of disclosure controls and procedures, page 5</u>

1.   We note that in your proposed disclosure for the amended Form 10-KSB, your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.

Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding this comment.

Sincerely,

Kyle Moffatt
Accountant Branch Chief